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February 9, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Mary K. Fraser, Esq.

Re:	OXIS International, Inc. Form SB-2 Registration Statement filed December 8, 2006 (File No. 333-139216)

Dear Ms. Fraser:

On behalf of OXIS International, Inc. (the “Company”), I write in reference to the above registration statement filed on December 8, 2006, in addition to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in a letter dated December 19, 2006, and our response letter and Amendment No. 1 filed on January 10, 2007, and our response letter and Amendment No. 2 filed on January 23, 2007, amending the above referenced registration statement. References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

In a series of telephone conversations from January 12, 2007 through February 8, 2007, the Staff requested that we revise the executive compensation data in the registration statement to comply with the recent changes to rules regarding executive compensation and related person disclosure for small business issuers. In response to this request, the Company has further amended its registration statement to include a revised summary compensation table, the outstanding equity awards at fiscal year-end table, and the director compensation table. These revisions appear on pages 65, 66, 67 and 68 of Amendment No. 3 to the registration statement filed today (February 9, 2007).

If you have any questions, please contact me by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, /s/ Edgar D. Park, Esq.

cc:	Marvin S. Hausman, MD
OXIS International, Inc.